MY RACEHORSE CA LLC

120 Kentucky Ave., Suite 110

Lexington, KY 40502

April 29, 2022

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Cara Wirth

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Filed February 22, 2022 File No. 024-11808

Ladies and Gentlemen:

We respectfully request that the above referenced Offering Statement on Form 1-A for My Racehorse CA LLC, a Nevada series limited liability company, be declared qualified by the Securities and Exchange Commission at 4:00 PM Eastern Time on Monday, May 2, 2022, or as soon thereafter as practicable.

Sincerely,

/s/ Michael Behrens

Chief Executive Officer of Experiential Squared, Inc.,

Manager of My Racehorse CA LLC

cc:

Christopher L. Tinen, Esq.